Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Road
North Melbourne
Victoria, 3051
Australia

ASX ANNOUNCEMENT

Telix Provides Regulatory Update on TLX250-CDx

Melbourne (Australia) and Indianapolis, IN (U.S.) – 28 August 2025. Telix Pharmaceuticals Limited (ASX: TLX, NASDAQ: TLX, “Telix”) today announces that it has received a Complete Response Letter (CRL) from the United States (U.S.) Food and Drug Administration (FDA) for the Biologics License Application (BLA) for TLX250-CDx (Zircaix®1, 89Zr-DFO-girentuximab), an investigational PET2 agent for the diagnosis and characterization of renal masses as clear cell renal cell carcinoma (ccRCC).

The CRL identifies deficiencies relating to the Chemistry, Manufacturing, and Controls (CMC) package. The FDA has requested additional data to establish comparability between the drug product used in the ZIRCON Phase 3 clinical trial and the scaled-up manufacturing process intended for commercial use. Additionally, the FDA has documented notices of deficiency (Form 483) issued to two third-party manufacturing and supply chain partners that will require remediation prior to resubmission.

Telix believes these concerns are readily addressable and submission remediation will begin immediately. The Company will request a Type A meeting with the FDA as soon as practicable to address the deficiencies and determine an appropriate timeframe for resubmission. TLX250-CDx has a Breakthrough Therapy designation and Priority Review status, acknowledging its importance in addressing a significant unmet medical need and clinically demonstrating benefit over available diagnostics.

Dr. Christian Behrenbruch, Managing Director and Group CEO, said, “TLX250-CDx breaks new ground as a highly novel biologic-based PET imaging agent using a first-in-class isotope. Like many radiopharmaceuticals, it has a complex supply chain, and as the field advances this creates new challenges around the regulatory framework applied to these products. We believe the outstanding matters are resolvable and that we can address the remaining FDA requests within a reasonable time frame.”

The CRL does not impact Telix’s stated revenue guidance for 20253, as guidance excludes revenue forecasts from unapproved products. The Company intends to continue to provide patient access to TLX250-CDx through the FDA-approved expanded access program (EAP), subject to consultation with the FDA.

Investor Conference Call

An investor conference call will be held on: Thursday 28 August at 10.30am AEST / Wednesday 27 August at 8.30pm ET. Participants can register and receive dial in details for the conference call via this link: https://s1.c-conf.com/diamondpass/10049865-f765s4.html

About Telix Pharmaceuticals Limited
Telix is a biopharmaceutical company focused on the development and commercialization of therapeutic and diagnostic radiopharmaceuticals and associated medical technologies. Telix is headquartered in Melbourne, Australia, with international operations in the United States, United Kingdom, Brazil, Canada, Europe (Belgium and Switzerland), and Japan. Telix is developing a portfolio of clinical and commercial stage products that aims to address significant unmet medical needs in oncology and rare diseases. Telix is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (NASDAQ: TLX).
Visit www.telixpharma.com for further information about Telix, including details of the latest share price, ASX and U.S. Securities and Exchange Commission (SEC) filings, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on LinkedIn, X and Facebook.

Telix Investor Relations
Ms. Kyahn Williamson
Telix Pharmaceuticals Limited
SVP Investor Relations and Corporate Communications
Email: kyahn.williamson@telixpharma.com

Telix Investor Relations (U.S.)
Annie Kasparian
Telix Pharmaceuticals Limited
Director Investor Relations and Corporate Communications
Email: annie.kasparian@telixpharma.com

Media Contact
Eliza Schleifstein
Eliza@schleifsteinpr.com

This announcement has been authorized for release by the Telix Pharmaceuticals Limited Disclosure Committee on behalf of the Board.
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You should read this announcement together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F filed with the SEC, or on our website.
The information contained in this announcement is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this announcement are subject to change without notification.  To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement.
This announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as “may”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “outlook”, “forecast” and “guidance”, or the negative of these

1 Brand name subject to final regulatory approval.
2 Positron emission tomography.

words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix’s good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix’s business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix’s business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress and results of Telix’s preclinical and clinical trials, and Telix’s research and development programs; Telix’s ability to advance product candidates into, enrol and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix’s product candidates, manufacturing activities and product marketing activities; Telix’s sales, marketing and distribution and manufacturing capabilities and strategies; the commercialization of Telix’s product candidates, if or when they have been approved; Telix’s ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix’s expenses, future revenues and capital requirements; Telix’s financial performance; developments relating to Telix’s competitors and industry; the anticipated impact of U.S. and foreign tariffs and other macroeconomic conditions on Telix’s business; and the pricing and reimbursement of Telix’s product candidates, if and after they have been approved. Telix’s actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.
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3 Telix ASX disclosure 20 February 2025.